TRIDAN CORP.

                       Statement Pursuant to Rule 17g-1(g)

      I hereby certify that the following resolution was duly adopted on May 24, 2007 by the unanimous vote of the board of directors of Tridan Corp.

      RESOLVED, that renewal of the Investment Company Asset Protection Bond No. 81392035, issued by Vigilant Insurance Company for the period April 28, 2007 to April 28, 2008, in the amount of $350,000 against larceny and embezzlement, covering officers and employees of the company pursuant to Rule 17g-1 under the Investment Company Act of 1940, is hereby approved with respect to both form and amount.

Premiums have been paid for the period April 28, 2007 to April 28, 2008.

Dated: May 24, 2007

                                                       /S/ I. Robert Harris
                                                  ------------------------------
                                                         I. Robert Harris
                                                             Secretary

[LOGO]  CHUBB GROUP OF INSURANCE COMPANIES

        55 Water Street, 29th-30th Floors, New York, New York 10041-2899

                                                Telephone (212) 612-4000
                                                Facsimile (212)612-2600
--------------------------------------------------------------------------------

      THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Vigilant Insurance Company, hereinafter called the Company, is binding coverage described as follows:

      1.    Named of Assured:         Tridan Corp.
            Address:                  261 West 35th Street, 16th Floor
                                      New York, New York 10001

      2.    Producer:                 Wells Fargo Insurance Services Of NY, Inc.
            Attn:                     Rosita Austin
            Address:                  330 Madison Ave. -7th Fl
                                      New York, NY 10017-5040

      3.    Bond Number:              81392035

      4.    Bond Type/Form No.:       Financial Institution Investment Company
                                      Asset Protection Bond (Ed. 5-98)
                                      Form 17-02-1421

      5.    Term of Binder:           From: 12:01 a.m. on   04/28/2007
                                      To:   12:01 a.m. on   06/28/2007

      6.    Bond Period:              From: 12:01 a.m. on   04/28/2007
                                      To:   12:01 a.m. on   04/28/2008

      7.    Limits of Liability:         $350,000

            Insuring Clause                                  Limits of Liability   Deductible Amount
            ---------------                                  -------------------   -----------------
             1. Employee                                     $   350,000            $   10,000
             2. On Premises                                  $   350,000            $   10,000
             3. In Transit                                   $   350,000            $   10,000
             4. Forgery or Alteration                        $   350,000            $   10,000
             5. Extended Forgery                             $   350,000            $   10,000
             6. Counterfeit Money                            $   350,000            $   10,000
             7. Threat to Person                             $   Not Covered        $   None
             8. Computer System                              $   Not Covered        $   None
             9. Voice Initiated Funds Transfer Instruction   $   Not Covered        $   None
            10. Uncollectible Items of Deposit               $   Not Covered        $   None
            11. Audit Expense                                $   25,000             $   5,000

             8. Endorsements:    17-02-1360 Termination-NonRenewal Notice Endt
                                 14-02-9228 Compliance With Applicable Trade Sanction Law
                                 14-02-12160 Important Notice To Insured
                                 10-02-1281 Terrorism Notice

             9. Premium:                                 $  5,000             (1 Year Prepaid Premi

            10. Commission Payable:                               10          %

            The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

                  o     Completed, Signed & Dated Application

            The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

            It is expressly stipulated that except as otherwise provided herein, the coverage provided by this Binder is subject to all of the terms and conditions of the quotation letter of May 4, 2007 and attachments thereto issued by the Company. A copy of this quotation letter, without the referenced attachments, is attached to this Binder.

            This Binder may be canceled at any time by the entity referred to in
            Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in Item 1 or its agent.

            This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

            This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

            By: /s/ Wells Fargo Insurance Services             Date: 05/04/2007
                ---------------------------------------
                       Authorized Representative